SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number 001-07572
A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 285 Madison Avenue, New York, New York 10017

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
    PVH ASSOCIATES INVESTMENT PLAN FOR
    RESIDENTS OF THE COMMONWEALTH
    OF PUERTO RICO

Date: July 14, 2022	By: /s/ Zachary Coughlin
Zachary Coughlin
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

FINANCIAL STATEMENTS

December 31, 2021 and 2020

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

TABLE OF CONTENTS
December 31, 2021 and 2020

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*

Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)	13

* Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico and the Plan Committee for the PVH Pension Plans and the PVH Associates Investment Plans

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Form 5500 Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Plan since 2022.

Whippany, New Jersey
July 14, 2022
PCAOB ID Number 100

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020

Assets

Participant-directed investments, at fair value	$ 1,411,195	$ 1,295,861
Participant-directed investments, at contract value	268,545	259,504
Total investments	1,679,740	1,555,365

Receivables:
Notes receivable from participants	56,626	90,992
Employer contributions	221	1,431
Total receivables	56,847	92,423

Total assets	1,736,587	1,647,788

Net assets available for benefits	$ 1,736,587	$ 1,647,788

The accompanying notes are an integral
part of these financial statements.

    PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2021 and 2020

	December 31,	December 31,
	2021	2020
Additions

Investment income:
Net appreciation in fair value of investments	$ 173,320	$ 136,370
Interest and dividend income	34,982	28,632
Total investment gain	208,302	165,002

Interest income on notes receivable from participants	3,658	5,163

Contributions:
Employer, net of forfeitures	40,599	43,028
Participants	95,776	93,631
Total contributions	136,375	136,659

Total additions	348,335	306,824

Deductions

Payments to participants	259,196	333,229
Administrative expenses	340	559

Total deductions	259,536	333,788

Net increase (decrease) in net assets available for benefits	88,799	(26,964)

Net assets available for benefits at beginning of year	1,647,788	1,674,752

Net assets available for benefits at end of year	$ 1,736,587	$ 1,647,788

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2021 and 2020

1.    Description of the Plan

The following description of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers of PVH Corp. (the “Company”) who are residents of the Commonwealth of Puerto Rico, at least age 21 or older, and have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year. Associates whose principal terms and conditions of employment are subject to the provisions of a collective bargaining agreement which does not provide for active participation in the Plan are excluded. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Recordkeeper

The Plan’s trustee is Banco Popular. The Plan’s directed employee benefit custodian and recordkeeper are Great-West Trust Company and Empower Retirement, respectively.

Participant Contributions

Participants may contribute up to 75% of eligible annual compensation, as defined by the Plan, limited to $15,000 per annum for the 2021 and 2020 Plan years by the Puerto Rico Internal Revenue Code (“IRC”). In addition, eligible participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions up to $1,500 for the 2021 and 2020 Plan years.

Participants are automatically enrolled on the first of the month following the completion of three consecutive months of service with a before-tax base pay contribution rate of 3% unless they affirmatively elect not to participate in the Plan or elect to contribute at a different rate. Contributions for an automatically enrolled participant are invested in the qualified default investment alternative designated by the Plan administrator, until changed by the participant. In addition, each participant who is automatically enrolled in the Plan will be enrolled in the annual automatic increase program at a rate of 1% and capped at 10%.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Employer Contributions

The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant. To ensure that participants receive the maximum Company match under the Plan’s contribution provisions, the Company makes an additional “true-up” contribution to all participant accounts who did not receive the full match amount to which they are entitled.  True-up contributions are included in employer contributions receivable and are made in the following plan year prior to the Company’s tax filing date. The true-up contributions as of December 31, 2021 and 2020 were $221 and $1,431, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested. Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service. Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and Company contributions into any of the various investment options. A participant may contribute a maximum of 25% of contributions in PVH Corp. common stock.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence. Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document. Participant notes receivable are measured as the unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

At December 31, 2021, outstanding notes receivable from participants totaled $56,626, with maturity dates through 2026 at interest rates ranging from 4.25% to 6.50%.

Forfeitures

    Contributions made on behalf of non-vested employees who have terminated employment are retained by the Plan and are used to reduce the Company’s future matching contributions. In 2021 and 2020, forfeitures of $1,438 and $1,004, respectively, were used to reduce the Company’s matching contributions. At December 31, 2021 and 2020, forfeited non-vested accounts totaled $2,182 and $745, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Disaster Relief Withdrawals

Effective January 1, 2020, the Plan adopted certain provisions for special disaster relief withdrawals as permitted by the Puerto Rico Treasury Department Internal Revenue Circular Letters 20-09 and 20-23 due to the earthquakes in Puerto Rico and the global pandemic.  Distributions related to these amendments during the year ended December 31, 2020 were $243,578. Coronavirus-related distributions had to have been made by June 30, 2020.
2.    Significant Accounting Policies
Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Company. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Investments

Investments are recorded in the accompanying financial statements at fair value, as disclosed in Note 4, except for the investment fund stated at contract value, as disclosed in Note 5. All assets of the Plan are held by the Plan custodian and are segregated from the assets of the Company.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Amendments

In September 2021, the Plan adopted the following amendments.

Effective January 1, 2022, a part-time associate will be eligible to become a participant in the Plan after completion of at least 500 hours of service in their first employment year or during any subsequent calendar year and having attained the age of 21. However, a part-time associate is not eligible to receive Company contributions until they complete 1,000 hours of service in a calendar year.

Effective January 1, 2022, the Company will make an automatic employer contribution of 3.5% of eligible compensation on behalf of each eligible participant who is hired or rehired by the Company on or after January 1, 2022. The automatic employer contribution is intended as a substitute for pension accruals under the Company’s pension plan for associates who are residents of the commonwealth of Puerto Rico, which was closed to employees hired or rehired after December 31, 2021.

Effective January 1, 2022, participants can make after-tax non-Roth contributions to the Plan, subject to Puerto Rico IRC limits. The Company will not match such contributions.

Reclassifications

Certain amounts from 2020 financial statements have been reclassified in order to conform to the 2021 presentation. Investments have been reclassified to present amounts reported at fair value and amounts reported at contract value.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

3.    Party-In-Interest Transactions

Plan assets may be invested in PVH Corp. stock directly. The Company is the Plan sponsor, therefore transactions involving the Company’s stock qualify as party-in-interest transactions. During the years ended December 31, 2021 and 2020, the Plan purchased 44 and 51 shares, respectively, and sold 50 and 41 shares of the Company’s common stock, respectively. The Plan also received $32 and $33 during 2021 and 2020, respectively, from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the Plan, and accordingly, are not included in the financial statements of the Plan. Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions.

4.    Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There were no transfers between levels in the years ended December 31, 2021 or 2020.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2021 and 2020:

		Fair Value Measurements at
		December 31, 2021
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$ 93,009	$ 93,009	$ -	$ -
Mutual funds(2)	1,318,186	1,318,186	-	-
Total investments measured at fair value	$1,411,195	$1,411,195	$ -	$ -

		Fair Value Measurements at
		December 31, 2020
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

PVH Corp. common stock(1)	$ 82,370	$ 82,370	$ -	$ -
Mutual funds(2)	1,213,491	1,213,491	-	-
Total investments measured at fair value	$1,295,861	$1,295,861	$ -	$ -

(1)    Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(2)     Valued at the net asset value of the fund, as determined by the closing price in the active market in which the individual fund is traded.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

5.    Stable Value Fund

The Plan holds an investment in a Wells Fargo Stable Value Fund (the “Fund”) that meets the fully benefit-responsive investment contract (“FBRIC”) criteria and, therefore, is reported at contract value. Contract value is equal to a participant’s principal balance plus any accrued interest and is the relevant measure for FBRICs because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan.

The Fund is exclusively managed for the Plan and seeks to provide participants with a moderate level of stable income without principal volatility. The Fund’s underlying investments are investments and security-backed investment contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed income securities and the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor interest crediting rate and the return of fully accrued contract value at maturity.

The yield earned by the Fund at December 31, 2021 and 2020 was 1.90% and 0.64%, respectively. This represents the annualized earnings of all investments in the Fund, including all the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2021 and 2020, respectively. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2021 and 2020 was 1.30% and 2.20%, respectively. This represents the annualized earnings credited to participants in the Fund, divided by the fair value of all investment in the Fund at December 31, 2021 and 2020, respectively.

Plan participant-initiated withdrawals from the Fund are honored at any time without penalty unless payments are being delayed to all Fund unit holders under certain circumstances, such as credit defaults and impairment of underlying assets and certain Company events such as significant restructuring of operations or large scale layoffs, which are not probable of occurring. Company-initiated withdrawal from the Fund requires a twelve month notification period.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

6.    Risks and Uncertainties

The Plan invests in various investment securities, including the Company’s stock. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

7.    Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by letter dated February 24, 2014 and effective January 1, 2011, that the Plan and related trust is designed in accordance with the applicable sections of the Internal Revenue Code for a New Puerto Rico (“IRC”). Subsequent to this determination by the Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained a letter dated October 8, 2021, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. There are no uncertain tax positions taken or expected to be taken by the Plan. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

8.     Subsequent Events

The Company has evaluated all subsequent events from the statement of net assets available for plan benefits date through the date the financial statements were issued and no events were noted which warrant adjustments to, or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 014

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

FORM 5500, SCHEDULE H, Part IV, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(a)	(b)	(c)
	Identity of issuer, borrower, lessor or	Description of investment including maturity date, rate of	(d)	(e) Current
	similar party	interest, collateral, par or maturity value	Cost	Value

	Common Stock
*	PVH Corp.	PVH Corp. Common Stock, 872.096 shares	**	$ 93,009

	Mutual Funds
	Dodge & Cox	Dodge & Cox stock fund; 196.835 shares	**	48,276
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional; 429.343 shares	**	12,966
	American Funds	Europacific Growth Fund R5; 393.977 shares	**	25,478
	Metropolitan West	Metropolitan West Total Return Bond Fund; 5,092.862 shares	**	55,563
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund; 295.880 shares	**	52,613
	Vanguard	Vanguard Institutional Index Fund; 140.391 shares	**	56,969
	Vanguard	Vanguard Target Retirement 2025; 1,673.047 shares	**	49,121
	Vanguard	Vanguard Target Retirement 2030; 1,410.552 shares	**	43,248
	Vanguard	Vanguard Target Retirement 2035; 1,075.604 shares	**	34,193
	Vanguard	Vanguard Target Retirement 2040; 4,264.313 shares	**	140,680
	Vanguard	Vanguard Target Retirement 2045; 9,402.130 shares	**	320,331
	Vanguard	Vanguard Target Retirement 2050; 6,737.800 shares	**	230,837
	Vanguard	Vanguard Target Retirement 2055; 5,714.107 shares	**	196,280
	Vanguard	Vanguard Target Retirement 2060; 552.919 shares	**	19,070
	Vanguard	Vanguard Target Retirement 2065; 143.778 shares	**	4,546
	Vanguard	Vanguard Total Bond Market Index Institutional; 1,764.485 shares	**	19,745
	Vanguard	Vanguard Total International Stock Index Institutional; 15.357 shares	**	2,100
	William Blair Funds	William Blair Mid Cap Growth I; 177.696 shares	**	6,170

	Stable Value Fund
	Wells Fargo Funds	Wells Fargo Stable Value Fund U; 4,913.006 shares	**	268,545

		Total investments		$1,679,740

*	Participant Loans	Participant notes receivable; loans maturing at various dates through 2026 and bearing interest at rates ranging from 4.25% to 6.50%	-0-	$ 56,626
* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm